Gary Epstein

(305) 579-0894

Epsteing@gtlaw.com

July 15, 2005

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	DDS Technologies USA, Inc. Registration Statement on Form S-3, filed on May 12, 2005 (File No. 333-124852); and

Form 10-KSB for the Fiscal Year Ended December 31, 2004, filed on April 15, 2005

Ladies and Gentlemen:

Enclosed herewith for filing electronically pursuant to the Securities Act of 1933, as amended (the “Securities Act”), is Form SB-2/A Amendment No. 1 to the Registration Statement on Form S-3 filed on Form SB-2 (the “Registration Statement”) of DDS Technologies USA, Inc., a Nevada corporation (“DDS”).

On behalf of DDS, we hereby submit its responses to the comments relating to the Registration Statement and DDS’s Form 10-KSB for the year ended December 31, 2004 (the “10-KSB”) contained in the letter dated June 1, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Spencer L. Sterling, its President and Chief Executive Officer. For convenience, the comments have been reproduced in this letter with DSS’ response below each comment. Except as otherwise noted herein, all references to page numbers are to the Registration Statement or the Form 10-KSB, as applicable. We have incorporated changes to the Registration Statement in response to the aforementioned comments where applicable. Capitalized terms defined in the Registration Statement and used but not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Registration Statement on Form S-3

General

1. It appears that the registrant does not meet the requirements for registration of securities for resale under Instruction I.B.3 of Form S-3. Please note that the Over-the-Counter Bulletin Board does not qualify as a national securities exchange or automated

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quotation system within the meaning of that instruction. Refer to Item H54 of our July 1997 Manual of Publicly Available Telephone Interpretations. Please revise your filing accordingly.

DDS has advised us that it has amended the Registration Statement on Form SB-2.

Registration Statement Cover Page

2. We note from footnote (1) to your fee table that you are purporting to register an indeterminable number of additional shares of common stock that may be issued pursuant to anti-dilution provisions of the warrants and preferred stock. Please note that you may only register an indeterminable number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act of 1933; Rule 416 does not permit you to register an indeterminable number of additional shares that may be issued upon conversion or exercise in the event that the company subsequently issues securities at a price lower than the applicable conversion or exercise price of the warrants and preferred stock. You must instead register the maximum number of shares that you believe may need to be issued in connection with any such future exercise price or conversion price adjustments, based on your good faith estimate. If you are ultimately required to issue more shares than estimated in connection with those future adjustments, you will need to file a new registration statement to register those additional shares. Please review your fee table accordingly.

DDS has advised us that it has revised footnote (1) to the fee table of the Registration Statement to limit the additional shares to an indeterminable number of additional shares that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act of 1933. Pursuant to a Registration Rights Agreement entered into between DDS and certain of the selling shareholders, DDS advised us that it has included in the Registration Statement 1,743,107 shares of common stock that as a result of the anti-dilution provisions of the warrants and the preferred stock may become issuable upon exercise or conversion of such warrants and preferred stock. At this time, DDS has advised us that its good faith estimate is that such 1,743,107 shares will be sufficient to satisfy any antidilution adjustments to the warrants and preferred stock, other than those permitted to be included in footnote (1) pursuant to Rule 416 of the Securities Act of 1933.

Annual report on Form 10-KSB for the fiscal year ended December 31, 2004

Item 6.	Management’s Discussion and Analysis of Financial Condition or Plan of Operations, page 11

Critical Accounting Policies, page 12

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3. In future filings please provide a discussion of your critical accounting polices. For example, include your policies related to patents and the valuation and recording of options and warrants. Refer to FR-60 and FR-72 for guidance. Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical.

DDS has advised us that it believes that it disclosed its most critical accounting policies (ie: impairment of long-lived assets), as disclosed on page 13. In future filings however DDS has advised us that it will expand its disclosure to include policies relating to the patent and valuation of options and warrants.

Plan of Operations, page 17.

4. We note the discussion on page 4 of the significant additional capital necessary to fund operations. Please tell us and disclose in future filings more details of your specific plans and time frame to fully develop your products and services, the amount of capital or financing necessary and the expected sources of this capital.

DDS has advised us that it has identified specific companies and industries with which it is in various stages of discussions, analysis, test evaluations and negotiations. At this point, DDS has advised us that it cannot determine a more specific time frame for when these projects will be concluded. DDS has advised us that it is also working to enhance its disaggregation technology. Until the enhancement is completed, DDS has advised us that it cannot fully commercialize its products and services. DDS has advised us that it raised approximately $2.2 million in the April 2005 private placement and anticipates that it will need to raise an additional $800,000 before the end of 2005. DDS has advised us that it will include such language in future filings.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-4.

5. Please tell us why the note and interest receivable from related party are classified as equity in the consolidated balance sheets citing applicable GAAP.

DDS has advised us that it classified the related party note and interest receivable as a contra-equity account under the guidance of the 2000 SEC Staff Training Manual and SAB Topic #4. DDS has advised us that this receivable was not paid in an ordinary business cycle and because there was uncertainty as to the date of payment, DDS has advised us that it believed that contra-equity is a conservative classification.

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July 15, 2005

Note 2 (D). Inventory, page F-11

6. We note from page three that the machine located in Marietta, Georgia is being utilized for research and development as well as a demonstration machine. Please tell us why the costs related to this machine have been capitalized. Refer to SFAS 2.

DDS has advised us that the machine in Marietta, Georgia is being further enhanced and will be sold to a third party and therefore the costs relating to such machine have been capitalized. DDS has advised us that Amendment No. 1 to the Registration Statement reflects and future filings will reflect this accordingly.

Note 2 (F). Patent, page F-12.

7. Please tell us details of the acquisition of the patent, including whether it was acquired from a related party and the basis for the valuation of the stock issued to acquire the asset. In addition, tell us the results of the most recent impairment test of this asset. Please tell us the details of the accounting for the refund of the $741,000 of payments.

DDS has advised us that the patent was acquired from an unrelated party. DDS has advised us that it filed Forms 8-K on August 4th and 19th, 2004 which, amongst other items, explained how the patent was acquired. Excerpts from those filings are as follows:

The Company entered into a Memorandum of Understanding, dated July 31, 2004, with Umberto Manola (“Manola”), Haras Engineering Corp. (“HEC”), High Speed Fragmentation B.V. (“HSF”), and Intel Trust S.A. (“Intel”). Pursuant to the terms of the Memorandum of Understanding, HSF agreed to pay Manola 100,000 euros as consideration for the transfer by Manola of ownership of the Technology and the Patents to HSF, free and clear of any claim or lien. Manola and HSF agreed that ownership of the Technology, Patent and all related rights would subsequently be transferred to the Company. The Company will execute and deliver to Manola a general release on behalf of the Company releasing Manola from the claims the Company has alleged against him in the complaint it filed on July 26, 2004 in the United States District Court for the Southern District of Florida, Miami Division. Manola will execute and deliver a reciprocal release in favor of the Company.

Pursuant to the Memorandum of Understanding, dated July 31, 2004, filed herewith, and the Memorandum of Understanding, dated July 31, 2004, by and among the Company, Giancarlo Lo Fiego and Adriano Zapparoli, attached as an Exhibit to the Company’s Form 8-K filed on August 4, 2004, the Company has now obtained executed patent assignments from Manola as well as prior assignees/licensees HSF, HEC and D.D.S. Technologies, Ltd. assigning to the Company all rights in and to the Technology and the Patents and all other

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corresponding patent rights that are or may be secured under the laws of the United States or any other foreign jurisdiction.

DDS has advised us that the valuation of the stock issued to acquire the asset was based upon private placements of its securities before and after the acquisition. In such private placements, DDS has advised us that it sold shares of its common stock at a price of $1.00 per share. DDS has advised us that the consideration originally paid for the acquisition of the license (and subsequently the patent itself as explained above) was payments of $700,000 in cash (monetary asset) and 4,000,000 shares of common stock of DDS (non-monetary asset) plus the forgiveness of a Note Receivable of $235,000 for a total of $4,935,000.

Regarding the most recent impairment test of this asset, DDS has advised us that it performed an impairment test on the patent based on net cash flow projections from the patent over its remaining life of 18 years at December 31, 2004. DDS has advised us that because the aggregate net cash inflows exceeded the carrying amount of the patent, DDS has advised us that it believes that the patent was not impaired as of December 31, 2004.

DDS has advised us that the refund of the $741,000 of payments was treated as a reduction of the initial $4,000,000 that was paid as deposits towards the purchase of the machines embodying the technology. DDS has advised us that the deposit on machinery account was reduced on the balance sheet for this refund.

Note 14. Machinery and Equipment, page F-27

8. In addition, tell us more details of the nature of the significant impairment recorded in Fiscal 2004 and the specific circumstances that resulted in this impairment. Tell us whether these assets were acquired from related parties. Additional disclosure should be provided in MD&A and the footnotes of future filings.

DDS has advised us that it recorded an impairment to Machinery and Equipment at December 31, 2004 because DDS believed that the recorded cost of such equipment exceeded its fair value. DDS has advised us that the fair value was estimated based on existing and pending contracts for the sale of the machines. DDS has advised us that the machines were acquired from an unrelated party.

Note 15. Subsequent Events, page F-28

9. We note your sale of Series A convertible preferred stock on April 12, 2005. Please tell us how you will account for the issuance of the convertible preferred stock and associated warrants, including whether or not you will record a beneficial conversion feature. Refer to EITF Issues 00-27, EITF Issue 98-5 and SFAS 150.

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DDS has advised us that it is evaluating how it will account for the issuance of the Series A convertible preferred stock and associated warrants, but DDS has advised us that it believes it will record a beneficial conversion that will be treated as a dividend. DDS has advised us that the preferred stock will be treated as a liability under SFAS 150 because it is mandatorily redeemable and the warrants will be valued under Black Scholes and treated as a discount to the preferred stock. However, please note that DDS has advised us that this is a preliminary assessment.

Exhibits 31.1, 31.2 and 32.1

10. Please include with your response letter filed on EDGAR a signed and dated copy of your certifications.

Attached to this letter are signed and dated copies of DDS’s certifications as provided by DDS.

Should any member of the Staff have any questions regarding this filing, please feel free to contact the undersigned at (305) 579-0894.

Very truly yours,

/s/ GARY EPSTEIN
Gary Epstein

Cc:	Spencer Sterling

Exhibit 31.1

DDS Technologies USA, Inc.

SARBANES-OXLEY SECTION 302(A) CERTIFICATION

I, Joseph Fasciglione, certify that:

1. I have reviewed this year-end report on Form 10-KSB for the year ended December 31, 2004 of DDS Technologies USA, Inc. (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this year-end report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

(b)	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this year-end report (the “Evaluation Date”) based on such evaluation; and

(c)	presented in this year-end report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls;

6. The Company’s other certifying officer and I have indicated in this year-end report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2005	By:	/s/ JOSEPH FASCIGLIONE
Chief Financial Officer

Exhibit 31.2

DDS Technologies USA, Inc.

SARBANES-OXLEY SECTION 302(A) CERTIFICATION

I, Spencer L. Sterling, certify that:

1. I have reviewed this year-end report on Form 10-KSB for the year ended December 31, 2004 of DDS Technologies USA, Inc.;

2. Based on my knowledge, this year-end report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this year-end report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

(b)	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this year-end report (the “Evaluation Date”) based on such evaluation; and

(c)	presented in this year-end report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls;

6. The Company’s other certifying officer and I have indicated in this year-end report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2005	By:	/s/ SPENCER L. STERLING
President and Chief Executive Officer

Exhibit 32.1

DDS Technologies USA, Inc.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of DDS Technologies USA, Inc. (the “Company”) on Form 10-KSB for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Spencer L. Sterling, Chief Executive Officer of the Company, and Joseph Fasciglione, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ SPENCER L. STERLING
President and Chief Executive Officer

By:	/s/ JOSEPH FASCIGLIONE
Chief Financial Officer

Dated: July 15, 2005